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CalEnergy
Radio 003
:60


NYSEG's electric rates are among the highest in the state and year after year our electric rates just continue to go up.

Since 1992, NYSEG has raised your residential electric rates over 25%.

That's more than five times the average of all other New York utilities.

That's not fair.

And, for the last two years, NYSEG has been fighting to raise your rates by over $100 million more.

That's just wrong.

When electric utilities across the state are holding the line on rates or even cutting them, NYSEG just keeps charging its customers more.

But, CalEnergy wants to change all that.

CalEnergy is a global power company with a reputation for efficiency and quality service that wants to combine with NYSEG and work with the Public Service Commission to lower your gas and electric bills.

The simple fact is that NYSEG has kept on raising your rates... CalEnergy wants to lower them.

Support lower electric rates... Support the CalEnergy-NYSEG merger proposal.